February 1, 2018

Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Heritage Insurance Holdings, Inc.

Registration Statement on Form S-3

Filed December 1, 2017

File No. 333-221864

Dear Ms. Westbrook:

On behalf of Heritage Insurance Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 15, 2017 with respect to the Company’s Registration Statement on Form S-3 filed on December 1, 2017 (the “Registration Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Comment No. 1:

Please file the consent of Johnson Lambert LLP whose report is included in the Form 8-K filed on August 9, 2017 and incorporated by reference into the registration statement.

Response:

The Company respectfully advises the staff that on February 1, 2018, the Company filed Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “S-3/A”), with the consent of Johnson Lambert LLP filed as Exhibit 23.2.

Comment No. 2:

Please note that you will need to file the financial statements and pro forma financial information required by Item 9.01 of Form 8-K in connection with your acquisition of NBIC Holdings, Inc. prior to effectiveness.

Response:

The Company respectfully advises the staff that on February 1, 2018, the Company filed an amendment to its Current Report on Form 8-K (the “8-K/A”) with the financial statements and pro forma financial information required by Item 9.01 of Form 8-K in connection with the Company’s acquisition of NBIC Holdings, Inc. The 8-K/A is incorporated by reference into the S-3/A.

* * *

Christine Westbrook

February 1, 2018

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-8794.

Respectfully submitted,

/s/ Karen A. Weber

Karen A. Weber

cc: Bruce Lucas